Exhibit 4.1.1

AMENDMENT No. 1 TO

AMENDED AND RESTATED HEAD MANAGEMENT AGREEMENT

This Amendment No. 1 to Amended and Restated Head Management Agreement (this “Amendment”), dated as of August 9, 2016, between Pyxis Tankers Inc. (the “Company”) and PYXIS MARITIME CORP. (“Maritime”), amends in part the Amended and Restated Head Management Agreement, entered into between the Company and Maritime as of August 5, 2015 (the “Agreement”).

Whereas the Company and Maritime desire to clarify the certain provisions in the Agreement relating to the adjustment to the remuneration amounts with respect to inflation, the parties wish to amend the Agreement as set forth herein.

Now therefore, in consideration of the foregoing and for other good and valuable consideration, the parties hereto agree as follows:

1.Section 3. (Remuneration) in the Agreement is hereby deleted in its entirety and replaced with the following:

“3.  REMUNERATION

In consideration of Maritime’s Services, the Company will pay Maritime a fee broken down in two parts:

(1)

for the Ship Management Services, a daily fee payable by each Subsidiary of USD 325 per day per vessel while its vessel is in operation, including in any pool arrangements (or USD 160 per day per vessel for Subsidiaries that contract out the chartering of the vessels to NST or others, which amount will be reset yearly to reflect the average USD/Euro exchange rate for the prior 12 months), USD 250 per day while its vessel is under bareboat charter, and USD 450 per day while its vessel is under construction (as well as an additional daily fee, dependent on the seniority of the personnel, to cover the cost of engineers employed to conduct vessel supervision). These amounts, as they apply at the end of each respective calendar year, will be adjusted upwards, annually (every February, but the relevant increase shall apply retroactively since the 1st of January of 2016 and each respective calendar year thereafter) by the percentage of the official inflation rate during the preceding calendar year in Greece or such other country where Maritime was headquartered during the preceding calendar year; it being understood that if such inflation rate for any calendar year is deflationary, no adjustment shall be made to these amounts and they shall remain, for the particular calendar year, as per the previous calendar year.  Maritime shall also be entitled to commissions for vessels’ sales and the arrangement of charter hire agreements for the vessels, in each case in amounts set forth in the Shipman; and

(2)

for the Administrative Services, a lump sum fee payable directly by the Company of $1,600,000 per annum (the “Administration Fee”) payable in advance in four quarterly installments. The amount of the Administration Fee, as it applies at the end of each respective calendar year, will be adjusted upwards, annually (every February, but the relevant increase shall apply retroactively since the 1st of January of 2016 and each respective calendar year thereafter) by the percentage of the official inflation rate during the preceding calendar year in Greece or such other country where Maritime was headquartered for the preceding calendar year; it being understood that if such inflation rate for any calendar year is deflationary, no adjustment to the amount of the Administration Fee shall be made and it shall remain, for the particular calendar year, as per the previous calendar year and provided further that if this Agreement is terminated (i) pursuant to Section 5(a)(2) and a Change of Control (as defined below) occurs within a 12-month period following the date of such termination or (ii) pursuant to Section 5(a)(4), then the Company will pay Maritime, in a lump sum no later than twenty (20) days after the date of termination or the date of the Change of Control (whichever is later), an amount equal to two and one-half (2.5) times (x) the Administration Fee.”

2.This Amendment sets forth the entire understanding of the Company and Maritime with respect to the subject matter hereof and except as set forth herein, the Agreement remains a valid, binding agreement between the parties.

3. This Amendment shall be deemed to be a contract under the laws of Greece and shall be construed and enforced in accordance with the laws of said state.

4.This Amendment may be executed in any number of counterparts each of which shall be deemed an original and all of which, taken together, shall constitute a single original document.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to Amended and Restated Head Management Agreement as of the date first written above.

PYXIS TANKERS INC.

By:       /s/ Henry Williams

        Name: Henry P. Williams

        Title: CFO

PYXIS MARITIME CORP.

By:       /s/ Valentios Valentis

        Name: Valentios Valentis

        Title: President

2